MAY 13, 2002




UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C.
20549


Dear Sirs,

RE: OMICRON TECHNOLOGIES INC.
    CIK NUMBER 0001066717
    FILE No. 000-28633
    FORM TYPE 15-12G

Inadvertently when filing Form 15, an error was made in connection with the box reference. The box referenced was incorrect. We are attaching a corrected Form 15 and wish that you cancel the previous filing to be replaced with this filing

Thank you for your patience.

Sincerely,
Omicron Technologies Inc.

/s/ Sterling Klein

STERLING KLEIN
CEO









                                FORM 15(A)

               CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
                 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-28633

                             Omicron Technologies Inc.
           -----------------------------------------------------------
                 (Exact name of registrant as specified in its charter)


             114 W. Magnolia St. Ste 400-128, Bellingham, WA 98225
          -----------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, par value $.001 per share
                ----------------------------------------------------
            (Title of each class of securities covered by this Form)

                                  Not Applicable
           ------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4 (a) (1) (i)	[  ]		Rule 12h-3 (b) (1) (i)		[ X]
	Rule 12g-4 (a) (1) (ii)	[  ]		Rule 12h-3 (b) (1) (ii)		[  ]
	Rule 12g-4 (a) (2) (i)	[  ]		Rule 12h-3 (b) (2) (i)		[  ]
	Rule 12g-4 (a) (2) (ii)	[  ]		Rule 12h-3 (b) (2) (ii)		[  ]
							Rule 15d-6

	Approximate number of holders of record as of the certification or notice date: 85
      ===

    Pursuant to the requirements of the Securities Exchange Act of 1934, Omicron Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 13, 2002		By:  /s/ Sterling Klein
				  ----------------------------------------------
				Sterling Klein, Chief Executive Officer